Exhibit 99.1

Atos and NICE inContact Announce Partnership to Fuel Cloud
Adoption for Hundreds of Thousands of Contact Center Agents

Atos to sell CXone integrated with Circuit, the Atos unified communications and collaboration
(UCC) cloud solution, to new clients and an installed base across the globe

Paris and Salt Lake City, August 5, 2019 – Atos SE (CAC40) and NICE inContact, a NICE (Nasdaq: NICE) business, today announced a partnership in which Atos, a global leader in digital transformation with over 110,000 employees in 73 countries, will make NICE inContact CXone a preferred solution for Contact Center as a Service and bring CXone to the company’s installed base of hundreds of thousands of contact center agents across the globe as well as new customers.

CXone will be integrated with Circuit and sold by Atos under the name Cloud Contact Center - powered by CXone, to deliver one unified, digital-first omnichannel cloud customer experience platform, and complements the OpenScape Contact Center solution which Atos will continue to offer for on-premise and hosted requirements.

“Contact center organizations of all sizes around the world are moving to the cloud to power immersive and engaging customer experiences that drive down costs while building loyalty, advocacy and wallet share,” said Paul Jarman, NICE inContact CEO. “Our partnership with Atos demonstrates NICE inContact’s accelerated international expansion. We’re delighted to work together to bring the benefits of the cloud to thousands of agents and customers.”

Commenting on the partnership, Simon Skellon, Chief Sales Officer for Atos’ UCC division endorsed this view, “For many customers, the move to cloud is a central element of their digital transformation strategy and by offering them NICE inContact’s world-class cloud platform underpinned by Atos’ proven leadership in Workplace Services, they have the perfect opportunity to migrate to a true digital-first omnichannel customer experience - whether served directly by Atos, or via a member of our extensive partner community.”

The NICE inContact and Atos partnership affords Atos a market leading contact center as a service (CCaaS) position with CXone. NICE inContact was named for the fourth consecutive year a Leader in the Gartner Magic Quadrant for Contact Center as a Service, North America1 report. In The Forrester Wave™: Cloud Contact Centers, Q3 20182, NICE inContact CXone was named a Leader, positioning CXone among the most significant cloud contact center solutions in the market.  NICE inContact continues to invest in innovation to help customers deliver exceptional customer experiences. With over 1,600 R&D staff, NICE and NICE inContact hold over 300 patents.

In parallel, the partnership brings NICE inContact an established highly trusted enterprise IT services and technology partner, with Atos holding leader positions in both Europe and North America Gartner Magic Quadrants for Managed Workplace Services3, together with leader positioning by Aragon Research, Inc., in its Globe for Unified Communication and Collaboration4, under Unify, the Atos brand for communication and collaboration solutions.

With an Atos installed base ranging from the smallest businesses to the very largest corporations and governmental agencies, both parties are excited about the potential of the new partnership, which is effective immediately and globally.

1Gartner, “Magic Quadrant for Contact Center as a Service, North America,” Drew Kraus, Steve Blood, Simon Harrison, Daniel O’Connell, 17 October 2018

2Forrester Research, Inc. “The Forrester WaveTM: Cloud Contact Centers, Q3 2018,” Art Schoeller, with Daniel Hong, Sara Sjoblom, and Peter Harrison; September 25, 2018

3Gartner, “Magic Quadrant for Managed Workplace Services, Europe,” David Groombridge, Claudio Da Rold, Federica Troni, 14 January 2019. Gartner, “Magic Quadrant for Managed Workplace Services, North America,” Daniel Barros, Mark Ray, 14 January 2019.

4Aragon Research, Inc. “The Aragon Research Globe for UCC, 2019” by Jim Lundy, April 2019.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Atos
Atos is a global leader in digital transformation with over 110,000 employees in 73 countries and annual revenue of over € 11 billion. European number one in Cloud, Cybersecurity and High-Performance Computing, the Group provides end-to-end Orchestrated Hybrid Cloud, Big Data, Business Applications and Digital Workplace solutions. The group is the Worldwide Information Technology Partner for the Olympic & Paralympic Games and operates under the brands Atos, Atos Syntel, and Unify. Atos is a SE (Societas Europaea), listed on the CAC40 Paris stock index.

The purpose of Atos is to help design the future of the information technology space. Its expertise and services support the development of knowledge, education as well as multicultural and pluralistic approaches to research that contribute to scientific and technological excellence. Across the world, the group enables its customers, employees and collaborators, and members of societies at large to live, work and develop sustainably and confidently in the information technology space.

Press contact:
Amy Martin | amy.martin@atos.net | +1 408 492 2785 | @amymartinPR

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.